Apollo Acquisition Corporation

800 E. Colorado Blvd. Suite 888

Pasadena, CA 91101

December 1, 2016

Via EDGAR Transmission

Carlos Pacho

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Apollo Acquisition Corporation (the “Company”) File No. 000-54179

Dear Mr. Pacho:

We received your comment on the Company’s Annual Report on Form 10-K for the year ended June 30, 2016 (the “Annual Report”), filed on September 27, 2016. For your convenience, your comment is restated below in bold type and is followed by our response.

Comment

1.

Please provide the audit report of your financial statements for the year ended June 30, 2015.

RESPONSE: The Company is filing an Amendment No. 1 to the Annual Report concurrently herewith, which Amendment No. 1 includes a revised audit report from the Company’s Independent Registered Accounting Firm for the years ended June 30, 2015 and June 30, 2016.

We trust that the foregoing is responsive to your comment.  Questions and comments concerning this filing may be directed to our counsel, Alan A. Lanis, Jr., c/o Drinker Biddle & Reath LLP, at (310) 203-4024.

Sincerely,

/s/ Jianguo Xu

Jianguo Xu